UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




Letter to RNS


Notification of Change in Interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Franklin Resources, Inc. equals 96,437,794 shares, representing 12.0027% of the issued share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

Letter from Pearson Plc


Letter to Pearson Plc
Dated 28 March, 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the below schedule.

Letter from Franklin Templeton Investments

                                        Schedule
                                     PEARSON PLC
                                    Outstanding Shares           803,465,794

 Registered Holder                     No. of Shares          % of Class

Bank of New York, London               5,511,640                0.6860%

Bank of New York,Europe                   13,403                0.0017%

CEDE                                       2,900                0.0004%

Citibank Nominees Ltd                    810,264                0.1008%

Clydesdale Bank Plc                      897,400                0.1117%

Euroclear Bank SA                         38,254                0.0048%

HSBC Bank PLC                          1,075,698                0.1339%

JP Morgan/Chase Bank                  70,801,145                8.8120%

Mellon Trust                           2,925,338                0.3641%

Merrill Lynch                          1,380,272                0.1718%

Northern Trust Company                 1,779,701                0.2215%

Royal Trust Corp of Canada             3,658,351                0.4553%

State Street Nominees Limited          7,543,428                0.9389%

TOTAL                                 96,437,794               12.0027%



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 March 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary